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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   (Under the Securities Exchange Act of 1934)


                             First Home Bancorp Inc.
                             -----------------------
                                (Name of Issuer)


                         Common Stock without par value
                         ------------------------------
                         (Title of Class of Securities)


                                   320947 10 4
                                   -----------
                                 (Cusip Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of more than five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this Schedule with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                      [Continued on the following page(s)]

                                Page 1 of 4 pages


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Page 2 of 4 Pages                                             CUSIP #320947 10 4
                                                                    ------------



1.       Name of Reporting Person:
         (Social Security or I.R.S. Identification # of above person):

         First Home Savings Bank, F.S.B.
         Employer Stock Ownership Plan
         22-3043232
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2.       Check the appropriate box if a member of a group:               (a)(  )
                                                                         (b)(  )

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3.       SEC use only:


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4.       Citizenship or Place of Organization: New Jersey


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                                                     5. Sole Voting Power

                                                        0
                                                     ---------------------------
         Number of shares                            6. Shared Voting Power

         beneficially owned by                          0
                                                     ---------------------------
         each Reporting Person with                  7. Sole Dispositive Power

                                                        158,378
                                                     ---------------------------
                                                     8. Shared Dispositive Power

                                                        0
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9.       Aggregate amount beneficially owned by each reporting person:

                                                        158,378
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10. Check box if the aggregate amount in row (9) includes certain shares:

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11. Percent of class represented by amount in row 9:

         5.85%
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12.      Type of Reporting Person:
         EP
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Page 3 of 4 Pages                                            Cusip #:320947 10 4
                                                                     -----------

                                  SCHEDULE 13G

Item 1(a): Name of Issuer:

         First Home Bancorp Inc.

Item 1(b): Address of Issuer's Principal Executive Offices:

         125 South Broadway
         Post Office Box 189
         Pennsville, New Jersey 08070

Item 2(a): Name of Person Filing:

         First Home Savings Bank, F.S.B.
         Employee Stock Ownership Plan

Item 2(b): Address of Principal Business Office:

         125 South Broadway
         Pennsville, New Jersey 08070

Item 2(c): Citizenship:

         See Item 4 of Cover Page

Item 2(d): Title of Class of Securities:

         See Cover Page

Item 2(e): CUSIP Number:

         See Cover Page

Item 3: Type of Reporting Person:

         See Item 12 of Cover Page

Item 4: Ownership:

         (a)      Amount Beneficially Owned: 158,378

         (b)      Percent of Class: 5.85%

         (c) For information on voting and dispositive power with respect to the above listed shares, please see Items 5-8 of Page Two.


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Page 4 of 4 Pages                                           Cusip #: 320947 10 4
                                                                     -----------
                                  SCHEDULE 13G

Item 5: Ownership of Five Percent or Less of a Class:

         Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person:

         Shares are for the beneficiaries of the employee benefit plan. No plan participant has with respect to the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities for more than five percent of the class.

Item 7: Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

Item 8 Identification and Classification of Members of the Group:

         Not Applicable

Item 9: Notice of Dissolution of Group:

         Not Applicable

Item 10: Certification:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing and control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                 Date: February 10, 1998

                                                 Signature: /s/Stephen D. Miller
                                                           ---------------------
                                                            Stephen D. Miller
                                                            Trustee